UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Announces Record Slate of Feature Films for 2007 American Film Market Event

Company to Commercialize Star-Studded Films Featuring Kate Beckinsale, Dakota Fanning, Forest Whittaker, Meg Ryan and William H. Macy at Pivotal Event Attended by More than 8,000 Industry Leaders

Toronto – October 31, 2007 – Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, today announced the Company’s lineup of films being introduced at the 2007 American Film Market (AFM) in Santa Monica, California, on October 31 through November 7. New Peace Arch titles at AFM will include the recently acquired 2007 Toronto Film Festival favorite, “The Babysitters,” as well as “Goal 3,” the third chapter in the exciting “Goal” soccer trilogy, and the highly-anticipated, star-studded feature film “Winged Creatures.”

More than 8,000 industry leaders converge in Santa Monica at the American Film Market event for eight days of deal-making, screenings, seminars, red carpet premieres, networking and parties. Participants come from over 70 countries and include acquisition and development executives, agents, attorneys, directors, distributors, festival directors, financiers, film commissioners, producers, writers, the world’s press, and all of those industry professionals who provide services to the motion picture industry.

“We feel confident that Peace Arch is entering this year’s American Film Market with the most compelling slate of feature films in our company’s history,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment. “We believe these films represent excellent opportunities for distributors in some of the most lucrative markets in the world.”

In addition to its new titles, Peace Arch will be screening returning theatrical releases “Chapter 27,” “Delirious,” and “Watching the Detectives,” each of which Peace Arch is releasing theatrically in the United States. Peace Arch will also be showcasing selected scenes from its powerful ensemble drama “Winged Creatures,” starring Kate Beckinsale, Academy Award®-winners Forest Whitaker and Jennifer Hudson, Dakota Fanning, Guy Pearce and Jackie Earle Haley and “The Deal,” a comedy based on the best-selling Peter Lefcourt novel, with a cast that includes Academy Award®-nominee William H. Macy, Meg Ryan, LL Cool J and Elliott Gould. Both “Winged Creatures” and “The Deal” are now in post-production.

“The Babysitters” is a dark comedy starring Emmy® Award winner and Golden Globe® nominee John Leguizamo (“Moulin Rouge,” “Romeo and Juliet” and “Ice Age”), Emmy® Award winner and Golden Globe® nominee Cynthia Nixon (TVs “Sex and The City,” “The Pelican Brief” and “Amadeus”), and newcomer Katherine Waterston (“Michael Clayton”).  In “The Babysitters,” a teenage girl (Waterston) turns her babysitting service into a call-girl ring for married men after a tryst with one of her customers (Leguizamo).

Currently filming, “Goal 3” completes the worldwide phenomenon that is the sports trilogy “Goal.”  The first of the three films, “Goal!: The Dream Begins” was released theatrically by Buena Vista in 2005, followed by “Goal II: Living The Dream” released in 2007. “Goal 3” follows two English players as they travel to Germany to represent their country on the world’s greatest sports stage: The FIFA World Cup Finals.  The action-packed picture stars Kuno Becker, Alessandro Nivola and Anna Friel alongside some of the world’s greatest soccer players, including David Beckham, Ronaldo and Zinedine Zidane.

Peace Arch’s Television and Home Entertainment divisions are unveiling a number of new projects including “Guns,” a gritty, explosive four-hour mini-series that tells the story of four families caught up in illegal gun trafficking starring Elisha Cuthbert, Colm Feore, Lyriq Bent and Shawn Doyle, and “A Lobster’s Tale” starring Colm Meaney and Graham Greene in a mystical story about a small town’s discovery of a strange green moss that just may hold magical powers.

Peace Arch Entertainment’s Screening Schedule at the 2007 American Film Market:

“The Babysitters”

AMC Santa Monica

November 2, at 9am

November 5, at 1pm

Running Time: 90 min

“Watching the Detectives”

Laemmle Monica

October 31, at 11am

November 1, at 9am

Running Time: 91 min

“Guantanamero”

The Fairmont Five

October 31, at 1pm

November 4, at 9am

Running Time: 100 min

“Chapter 27”

The Fairmont Five

November 3, at 9am

November 6, at 5pm

Running Time: 85 min

“Delirious”

The Fairmont Five

November 5, at 9am

Running Time: 102 min

Peace Arch Entertainment’s current line up of feature films and long-form television programming also includes the Showtime Networks Emmy Award-winning television event mini-series “The Tudors” starring Golden Globe® Award-winning actor Jonathan Rhys Meyers.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT:

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 31, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.